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Rita Rubin
Ropes & Gray LLP
191 North Wacker Drive 32nd Floor
Chicago, IL 60606-4302
T +1 312 845 1241
rita.rubin@ropesgray.com

June 20, 2023

via edgar

Matthew S. Williams

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	First American Funds Trust (the “Registrant”) (File No. 333-261189)

Dear Mr. Williams:

Below are responses to the comments we received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on December 3 and December 14, 2021, with regard to the Registrant’s proxy and registration statement on Form N-14 (together, the “Registration Statement”) relating to the proposed reorganization of the series of First American Funds, Inc. (each series, an “Acquired Fund,” and collectively, the “Acquired Funds”) with and into corresponding series of the Registrant (each series, as applicable, an “Acquiring Fund,” and collectively, the “Acquiring Funds”). The Registration Statement was filed with the Commission on November 18, 2021.

The comments from the Staff, along with the Registrant’s responses, are set forth below. Undefined capitalized terms used herein have the same meaning as in the Registration Statement.

General Comments

1.	Comment: We remind you that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff. In addition, where a comment is made with respect to disclosure in one location, it may be applicable to other places in the Registration Statement.

Response: The Registrant notes that it is responsible for the accuracy and adequacy of disclosure notwithstanding review by the Staff.  The Registrant acknowledges that, where a comment is made with respect to disclosure in one location, that it may be applicable to other locations in the Registration Statement and confirms that any such changes will be made in all applicable locations in the Registration Statement.

2.	Comment: The Staff notes that the Registration Statement seeks to incorporate by reference certain information contained in the Registrant’s registration statement on Form N-1A, which is not yet effective. Please note that, per General Instruction G of Form N-14, incorporation by reference may only be used when referencing an effective registration statement.

Response: The Registrant does not intend for the Registration Statement to be declared effective until its registration statement on Form N-1A is declared effective.

3.	Comment: As is required for effectiveness under Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”), please complete the capitalization table and file the completed table in an amendment to the Registration Statement.

Response: The Registrant has completed the capitalization table and has filed it in pre-effective amendment no. 1 to the Registration Statement.

4.	Comment: The Registration Statement notes that the Special Meeting of Shareholders of the Acquired Funds (the “Meeting”) will be held in a virtual format. Please confirm that the Meeting will be held in accordance with the requirements of the Staff’s guidance titled “Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns.”

Response: The Registrant has revised the disclosure to note that the meeting will be held in-person.

5.	Comment: The Staff has taken the position that certain factors generally should be considered in determining which fund’s historical performance should be presented following a fund combination. See North American Security Trust, SEC No-Action Letter (pub. avail. Aug. 5, 1994). Because it is proposed that the Acquired Funds will be the accounting survivors, please supplementally provide an analysis in accordance with the above-referenced no-action letter.

Response: In determining the accounting survivor, U.S. Bancorp Asset Management, Inc. (“USBAM”) – investment adviser to each Acquired Fund and Acquiring Fund – considered the below factors, as outlined in the AICPA Accounting and Audit Guide for Investment Companies (the “Guide”) and the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004 (“ICI White Paper”). The Guide and ICI White Paper generally provide that the legal survivor normally is considered the accounting survivor of a fund combination, but that continuity and dominance in one or more of the following areas might lead to a determination that a fund legally dissolved should be considered the accounting survivor, in order of relative importance:

•	Portfolio management
•	Portfolio composition
•	Investment objectives, policies and restrictions
•	Expense structures and expense ratios
•	Asset size

The Staff has taken the position that these same factors generally should be considered in determining which fund’s historical performance should be presented following a fund combination. In this connection, the Staff has stated that the survivor of a fund combination for accounting purposes generally will be the fund whose historical performance may be used by a new or surviving fund. In making the determination of which fund’s performance to use, the Staff has stated that “funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles.” See North American Security Trust, SEC No-Action Letter (pub. avail. Aug. 5, 1994).

Each of these factors is discussed below for the proposed Reorganizations.

Portfolio Management

USBAM – investment adviser to each Acquired Fund and Acquiring Fund – is expected to serve as investment adviser to each Combined Fund following the proposed Reorganizations. Additionally, each Combined Fund will have all the same individually named portfolio managers as its corresponding Acquired Fund, subject to portfolio manager retirements in the ordinary course. The expected continuity of portfolio management between each Combined Fund and its corresponding Acquired Fund is supportive of a determination that the Acquired Funds are the appropriate accounting and performance survivors.

Portfolio Composition

The composition of each Combined Fund’s portfolio is expected to be substantially identical to that of its corresponding Acquired Fund following the proposed Reorganizations, because the Acquiring Funds – as shell funds organized for the purpose of acquiring the Acquired Funds’ assets – currently only hold seed capital. The existing investment objectives and strategies of the Acquired Funds and their corresponding Acquiring Funds are identical. It is expected that 100% of each Acquired Fund’s portfolio holdings will be transferred in-kind to its corresponding Acquiring Fund during the proposed Reorganizations. The expected identical portfolio composition of each Acquired Fund and its corresponding Combined Fund is supportive of a determination that the Acquired Funds are the appropriate accounting and performance survivors.

Investment Objectives, Policies and Restrictions

Each Acquired Fund and corresponding Acquiring Fund has identical investment objectives, principal investment strategies, principal risks and fundamental and non-fundamental investment policies. Because each Combined Fund is expected to have the exact same investment objectives, policies and restrictions as its corresponding Acquired Fund following the proposed Reorganizations, this factor supports a finding that the Acquired Funds are the appropriate accounting and performance survivors.

Expense Structures and Expense Ratios

Each Fund pays its respective investment adviser a management fee. Each Acquired Fund and corresponding Acquiring Fund charges an identical contractual management fee rate. Corresponding shares classes of each Acquired Fund and corresponding Acquiring Fund are also subject to identical fee structures and expense caps that limit total annual fund operating expenses. Fund scale is not expected to impact these identical fee structures because (i) the Acquiring Funds currently only hold seed capital; and (ii) 100% of each Acquired Fund’s portfolio holdings will be transferred in-kind to its corresponding Acquiring Fund during the proposed Reorganizations. The identical expense structures of the corresponding shares classes of each Acquired Fund and corresponding Acquiring Fund are supportive of a determination that the Acquired Funds are the appropriate accounting and performance survivors.

Asset Size

As noted above, (i) the Acquiring Funds currently only hold seed capital; and (ii) 100% of each Acquired Fund’s portfolio holdings will be transferred in-kind to its corresponding Acquiring Fund during the proposed Reorganizations. As such, each Acquired Fund and corresponding Combined Fund will have substantially identical asset bases. This factor is supportive of a determination that the Acquired Funds are the appropriate accounting and performance survivors.

Conclusion

In accordance with the AICPA Accounting and Audit Guide for Investment Companies, the ICI White Paper and relevant guidance from the Staff, it is anticipated that each Acquired Fund will be the accounting survivor following the proposed Reorganizations, and that the performance history of each Acquired Fund will survive as the performance record of the corresponding Combined Fund. This is due primarily to the following factors: (i) the investment adviser and portfolio managers of each Combined Fund following the proposed Reorganizations will be the same as those that currently manage the corresponding Acquired Fund; (ii) the investment objective, policies and restrictions of each Combined Fund will be the same as those of the corresponding Acquired Fund; (iii) each Combined Fund will retain the corresponding Acquired Fund’s fee and expense structure with respect to both management fees and total expense ratio; (iv) the portfolio composition of each Combined Fund will be substantially identical to that of the corresponding Acquired Fund; and (v) the asset base of each Acquired Fund and corresponding Combined Fund are expected to be substantially identical. Therefore, the Acquired Funds are the appropriate accounting and performance survivors of the proposed Reorganizations.

6.	Comment: Please explain supplementally how the Reorganizations are expected to benefit the shareholders of the Acquired Funds. In this regard, please clarify (i) how the FAF Board’s approval of the Reorganizations impacts the Acquired Funds’ potential liability under Minnesota law with respect to the over-issuance; and (ii) the following statement: “[The Reorganizations] could benefit the FAF Trust and its shareholders by, for example, making litigation involving the interpretation of provisions in the FAF Trust’s governing documents less likely or, if litigation should be initiated, less burdensome or expensive.”

Response: The Reorganization is designed to provide clarity on the rights of ownership for purchasers of the Over-Issued Shares and to treat potential legal exposure as an excluded asset that does not attach to the Acquired Funds following Reorganization.

Although there have been no recent interpretations of Minnesota law, the issuances of Over-Issued Shares potentially may be deemed to have been void, leaving the legal status of the Over-Issued Shares uncertain. In the Reorganization, all shares of the Acquired Funds, including Over-Issued Shares, will be exchanged for newly issued shares of the Acquiring Fund, as to which the legal status is clear. We note that, to date, all holders of Acquired Fund shares, including holders of Over-Issued Shares, have been afforded identical economic rights and benefits with respect to such shares, notwithstanding the uncertainty of the legal status of the Over-Issued Shares under Minnesota law.

The Registrant does not believe that the FAF Board’s approval of the Reorganizations will increase the likelihood of any potential liabilities of the Acquired Funds in connection with the over-issuance. As the Form N-14 explains, potential liability for the Over-Issued Shares will not be assumed by the Acquiring Funds in the Reorganizations. In this respect, the Reorganizations will provide clarity on the legal status of all issued and outstanding shares going forward, notwithstanding the fact that the Acquired Funds, in practice, have afforded all of their shareholders the same economic rights and benefits.

The Massachusetts business trust is one of the primary forms of organization for registered funds. For this reason, there are additional benefits flowing to fund shareholders from a well-developed body of law governing such trusts. One benefit of having a well-established body of law is that it may “[make] litigation involving the interpretation of provisions in the FAF Trust’s governing documents less likely or, if litigation should be initiated, less burdensome or expensive.”

7.	Comment: Please state whether the Registrant believes the over-issuance of Acquired Fund shares implicates any issues under Section 24(f) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Registrant does not believe the over-issuance of Acquired Fund shares implicates any issues under Section 24(f) of the 1940 Act. Section 24(f) was added to the 1940 Act in 1970 to eliminate the potential liability of mutual funds to shareholders whose injuries, if any, arise from a technical and frequently inadvertent violation of the federal securities laws of failing to retroactively register fund shares. See Manges, “The Investment Company Amendments Act of 1970—An Analysis and Appraisal After Two Years,” 14 B.C. L. Rev. 387, 413 (1973). Section 24(f)(1) provides that a mutual fund is deemed to have registered an indefinite amount of shares upon the effective date of its registration statement under the 1933 Act. Section 24(f)(2) requires a mutual fund to pay a registration fee to the Commission based upon the aggregate sales price of shares sold during each fiscal year, reduced by the aggregate price of shares redeemed or repurchased during that fiscal year.

The over-issuance is a technical matter under Minnesota state law and has no bearing on the effectiveness of the Acquired Funds’ registration statement. With the effectiveness of their registration statement, the Acquired Funds were deemed under the 1940 Act to have registered an indefinite amount of shares. Further, the Acquired Funds are current with respect to the payment of registration fees. As such, the Registrant does not believe the over-issuance of Acquired Fund shares implicates any issues under Section 24(f) of the 1940 Act.

8.	Comment: The Registration Statement notes that, after the over-issuance was discovered, the FAF Board authorized the issuance of additional shares of the Acquired Funds with Over-Issued Shares. Please supplementally explain whether the FAF Board’s authorization of the issuance of additional shares is deemed a “remedy” for the prior over-issuance under Minnesota law.

Response: Although there have been no recent interpretations of Minnesota law, the issuances of Over-Issued Shares potentially may be deemed to have been void despite the subsequent authorization of additional shares, leaving the legal status of the Over-Issued Shares uncertain.

9.	Comment: Please explain whether the Reorganizations of the Acquired Funds with Over-Issued Shares would contravene (i) Minnesota state law or (ii) the rights of holders of Over-Issued Shares under Minnesota state law.

Response: The Registrant does not believe that the Reorganizations of the Acquired Funds with Over-Issued Shares would contravene (i) Minnesota state law or (ii) the rights of holders of Over-Issued Shares under Minnesota state law.

10.	Comment: The Staff notes that the Registration Statement states that the FAF Trust Board is “composed entirely of individuals who are not ‘interested persons’ (as such term is defined in the [1940 Act]) of the … Acquiring Funds,” while the Registrant’s initial registration statement on Form N-1A only lists a single interested trustee as a member of the FAF Trust Board. Please reconcile this difference between the Registration Statement and the Registrant’s initial registration statement on Form N-1A.

Response: Pre-effective amendment no. 1 to the Registrant’s registration statement on Form N-1A, which was filed on December 21, 2021, reflects that the FAF Trust Board “consists entirely of Trustees who are not ‘interested persons’ of FAF [Trust], as that term is defined in the 1940 Act (‘Independent Trustees’).”

11.	Comment: The Staff notes that a Reorganization is proposed for each, and not a subset, of the Acquired Funds. Please remove the word “including” anywhere it prefaces a list of the Acquired Funds in the Registration Statement.

Response: The requested change has been made.

Q&A Section

12.	Comment: In the description of the 80% investment policy of Retail Tax Free Obligations Fund and the corresponding Acquiring Fund, please add the following after “municipal securities”: “that pay interest that is exempt from federal income tax, including the federal alternative minimum tax.”

Response: The requested change has been made.

13.	Comment: Please disclose that, after the termination of the Combined Funds’ expense limitation agreement on February 28, 2023, such Funds’ fees and expenses could increase.

Response: The requested change has been made.

Notice of Special Shareholder Meeting

14.	Comment: Please confirm the means by which shareholder votes may be submitted (i.e., via mail, email or online platform).

Response: Shareholder votes may be submitted by mail, internet, touchtone and voting telephonically with the assistance of a phone representative.

Prospectus

15.	Comment: Please provide the net assets and pro forma net assets of the Acquired Funds and Combined Funds, respectively, as of the most recent practicable date.

16.	Response: The requested information has been provided as of December 31, 2022.

17.	Comment: To the extent applicable, please revise the disclosure in Appendix C to reflect any revisions to the Acquiring Funds’ Declaration of Trust and organizational structure based on any amendments to the Acquiring Funds’ registration statement on Form N-1A.

Response: The Registrant confirms that no revisions are needed to Appendix C based on any amendments to the Acquiring Funds’ registration statement on Form N-1A.

18.	Comment: Please confirm that any fee and expense information provided in the Registration Statement is current as of the date of the Registration Statement.

Response: The Registrant so confirms.

19.	Comment: Under “Comparative Fee and Expense Tables,” please separate the Acquired Fund and Acquiring Fund fee and expense tables or make the lines between them more distinguishable.

Response: The Registrant has separated the Acquired Fund and Acquiring Fund fee and expense tables.

20.	Comment: Please disclose whether USBAM will retain the right to recoup any previously waived Acquired Fund fees or reimbursed Acquired Fund expenses after the Reorganizations.

Response: Disclosure has been added to the Registration Statement to reflect that USBAM will not be able to recoup any previously waived Acquired Fund fees or reimbursed Acquired Fund expenses after the Reorganizations.

21.	Comment: Please consider summarizing the disclosure under “Comparison of Principal Risk Factors” in the summary discussion of principal risks that appears on pg. 4 of the prospectus.

Response: The requested change has been made.

22.	Comment: Under “Comparison of Fundamental Policies,” please revise the disclosure regarding the Acquiring Funds’ concentration policy based on recent amendments to the Registrant’s registration statement on Form N-1A.

Response: The requested changes have been made.

23.	Comment: Under “Performance Information,” please provide the Acquired Funds’ “best quarter” and “worst quarter” performance as of the last calendar quarter.

Response: The requested information has been provided.

24.	Comment: Under “Performance Information,” please provide average annual total return information as of the most recent practicable date.

Response: The requested information has been provided.

Board Considerations

25.	Comment: The Staff notes that, although “the FAF Board received extensive information from USBAM regarding the proposed Reorganizations during several meetings held virtually in September and October 2021 (including its regular Board meeting on September 14, 2021),” the Reorganizations were approved by the FAF Board on November 15, 2021. Please consider whether it would be appropriate to add board considerations from November 15, 2021.

Response: The Registrant has revised the disclosure to reference the meeting held on November 15, 2021.

26.	Comment: Please disclose, if applicable, whether there were any material adverse consequences that were considered by the FAF Board.

Response: The Registrant respectfully declines to revise the board considerations, as they accurately depict the board process. The Registrant submits to the Staff that the proposed Reorganizations do not present any material adverse consequences.

Voting Information

27.	Comment: Please provide the record date for the determination of shareholders entitled to notice of the Meeting and to vote on the Reorganization Proposal.

Response: The record date has been provided.

28.	Comment: Please explain how Over-Issued Shares will be treated for purposes of determining quorum.

Response: Under Minnesota law, Over-Issued Shares may not be counted for purposes of determining quorum.

29.	Comment: The disclosure under “Quorum, Voting, and Adjournment” references multiple “non-routine” proposals. Please clarify the number of proposals being presented to Acquired Fund shareholders.

Response: The subject disclosure under “Quorum, Voting, and Adjournment” has been revised to clarify that the Reorganization Proposal is the only “non-routine” proposal. Although, the Meeting is also being called to “transact other business that may properly come before the Meeting or any adjournments thereof,” such purpose does not constitute a proposal for shareholders to vote on.

30.	Comment: Under “Quorum, Voting, and Adjournment,” please clarify that, per NYSE rules, uninstructed shares may not be counted for purposes of quorum or voted by broker-dealers.

Response: The requested change has been made.

31.	Comment: Under “Quorum, Voting, and Adjournment,” please delete the following statement: “Broker-dealers who are not members of the NYSE may be subject to other rules, which may or may not permit them to vote your shares without instruction.”

Response: The requested change has been made.

32.	Comment: Under “Required Vote,” please clarify that the shareholder vote on the Reorganization Proposal is only required under Minnesota law.

Response: The requested change has been made.

33.	Comment: The disclosure under “Required Vote” appears to suggest that Minnesota law does not require that the Reorganization Proposal be separately approved by each Acquired Fund’s shareholders. Please confirm whether this is accurate. If applicable, please clarify this point in the subject disclosure.

Response: The Registrant so confirms.

Further, the Registrant respectfully submits that no further clarification is required, as the following language is included under “Required Vote”: “Under the Minnesota law, the Reorganization Proposal must be approved by holders of a majority of the FAF shares entitled to vote on the Reorganization Proposal, voting together in the aggregate and not by class or series…”

Statement of Additional Information (“SAI”)

34.	Comment: As noted in the “General Comments” section with regard to incorporation by reference, Form N-14 requires that Items 14-27 of Form N-1A be included in the Registration Statement, unless the SAI of the Acquiring Funds is properly incorporated by reference in the Registration Statement.

Response: The Registrant has revised the disclosure in the Registration Statement to incorporate the SAI of the Acquiring Funds by reference.

Agreement and Plan of Reorganization

35.	Comment: Please confirm that the condition in Section 8.8 of the Agreement and Plan of Reorganization with respect to the issuance of a tax-free opinion is not a waivable condition.

Response: The Registrant so confirms.

36.	Comment: Please complete the capitalization table in Exhibit B to the Agreement and Plan of Reorganization.

Response: The requested information has been provided.

Comparison of Minnesota Corporation Law and Massachusetts Business Trust Law

37.	Comment: Please confirm with Minnesota state counsel that the information in Appendix C with respect to proportional voting is accurate with respect to Over-Issued Shares.

Response: Disclosure has been added to reflect that the information in Appendix C is not applicable with respect to Over-Issued Shares.

Part C

38.	Comment: Under “Item 15. Indemnification,” please revise the disclosure to include the full statement required by Rule 484 under the 1933 act.

Response: The requested change has been made.

39.	Comment: Per Staff Legal Bulletin No. 19, Form N-14 must include consents of counsel regarding (i) the discussion of legal and tax opinions; (ii) the reproduction of legal and tax opinions as exhibits; and (iii) the naming of counsel that issued a legal or tax opinion. Please confirm that, when the Registration Statement is filed, Ropes & Gray LLP will have provided its full consent with respect to any opinion it issues.

Response: All applicable consents have been, or will be, provided.

* * *

We hope the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1241.

Sincerely,
/s/ Rita Rubin
Rita Rubin

cc:	Sally Samuel
Paulita A. Pike, Esq.
Eric J. Thole
Jill M. Stevenson
Richard J. Ertel, Esq.